SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Unwired Planet, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

91531F103

(CUSIP NUMBER)

Adam M. Kleinman

200 Clarendon Street, 51st Floor

Boston, MA 02116

(617) 375-3019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 91531F103	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MAST Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 91531F103	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of MAST Capital Management, LLC, a Delaware limited liability company (“MAST Capital”), and Mr. David J. Steinberg, the principal of MAST Capital (together with MAST Capital, the “Reporting Persons”), relating to Common Stock, $0.001 Par Value (the “Common Stock”), of Unwired Planet, Inc., a Delaware corporation (the “Issuer”).

This Schedule 13D relates to Common Stock of the Issuer purchased by MAST Capital through the accounts of certain private funds (collectively, the “MAST Accounts”). MAST Capital serves as the investment manager to the MAST Accounts and may direct the vote and disposition of the 14,500,000 shares of Common Stock held by the MAST Accounts. As the principal of MAST Capital, Mr. Steinberg may direct the vote and disposition of the 14,500,000 shares of Common Stock held by the MAST Accounts.

Item 1.	Security and Issuer

Securities acquired:	Common Stock, $0.001 Par Value (the “Common Stock”).

Issuer:	Unwired Planet, Inc.
170 South Virginia Street, Suite 201
Reno, Nevada 89501

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by MAST Capital and Mr. David J. Steinberg. Because Mr. Steinberg is the principal of MAST Capital, the Reporting Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the MAST Accounts. The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b) The principal place of business for each of the Reporting Persons is 200 Clarendon Street, 51st Floor, Boston, MA 02116.

(c) The principal occupation of Mr. Steinberg is serving as a principal of MAST Capital. The principal business of MAST Capital is acting as the investment adviser to the MAST Accounts.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MAST Capital is organized under the laws of the State of Delaware. Mr. Steinberg is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of August 7, 2015, the MAST Accounts had invested $12,055,950 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the MAST Accounts.

Item 4.	Purpose of the Transaction

The Reporting Persons purchased the Common Stock for the MAST Accounts based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Stock, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of their shares of Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

The purpose of the acquisition of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer (the “Board”) and/or one or more representatives or regulators of the Issuer regarding the Issuer, including, but not limited to, regarding one or more seats on the board of directors of the Issuer and the Issuer’s operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

In addition, on May 28, 2015, the Board appointed Peter Reed, a portfolio manager of MAST Capital, to serve as a member of the Board until the next annual meeting of stockholders or until his successor has been elected pursuant to Indaba Capital Fund, L.P.’s right to designate a director to the Board granted under the Securities Purchase Agreement dated as of June 28, 2013 by and among the Issuer and Indaba Capital Fund, L.P. (the “Designation Right”). Indaba Capital Fund, L.P. subsequently assigned such right to certain funds managed by MAST Capital and as a result of the assignment of the Designation Right, Mr. Reed shall serve as MAST’s designee to the Board.

As compensation for his service, under the Issuer’s current non-employee director compensation policy, Mr. Reed is entitled (i) on or about the date of the annual meeting of stockholders, restricted stock units with a fair market value equal to $90,000, which will vest on the one-year anniversary of the grant date (which for the current fiscal year will be pro-rated), and (ii) a $100,000 annual cash retainer, paid in equal quarterly installments (which for the current fiscal year will be pro-rated).

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 112,243,093 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 5, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2105.

MAST Capital, as the investment manager of the MAST Accounts, may be deemed to beneficially own the 14,500,000 shares of Common Stock held by the MAST Accounts, representing approximately 12.9% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Steinberg, as the principal of MAST Capital, the investment manager of the MAST Accounts, may also be deemed to beneficially own the 14,500,000 shares of Common Stock beneficially owned by the MAST Accounts, representing approximately 12.9% of the issued and outstanding shares of Common Stock of the Issuer.

MAST Capital and Mr. Steinberg disclaim beneficial ownership of the Common Stock held by the MAST Accounts except to the extent of their pecuniary interest therein.

(b) MAST Capital and Mr. Steinberg have the shared power to vote and dispose of the Common Stock owned by the MAST Accounts reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that MAST Capital or Mr. Steinberg is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 14,500,000 shares of Common Stock owned by the MAST Accounts. Pursuant to Rule 13d-4, MAST Capital and Mr. Steinberg disclaim all such beneficial ownership.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. The transactions in the Common Stock were effected through private purchases of the Common Stock.

(d) The 14,500,000 shares of Common Stock held by the MAST Accounts consists of the following amounts: (i) 3,107,152 shares of Common Stock held by Mast Credit Opportunities I Master Fund Limited; (ii) 7,539,260 shares of Common Stock held by Mast OC I Master Fund LP; (iii) 2,986,671 shares of Common Stock held by Mast Select Opportunities Master Fund LP; and (iv) 866,917 shares of Common Stock held by Mast Admiral Master Fund LP.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and between MAST Capital and Mr. Steinberg dated August 11, 2015.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2015

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Steinberg
David J. Steinberg
Authorized Signatory

/s/ David J. Steinberg
David J. Steinberg

ANNEX A

Date	Shares Purchased/ (Sold)	Price Per Share	Total Cost
8/03/2015	9,000,000	$0.8000	$7,200,000
8/07/2015	5,500,000	$0.8829	$4,855,950